SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated June 9, 2023 between ETF SERIES SOLUTIONS
and
VIDENT ADVISORY, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Vident International Equity Strategy ETF	0.61%
Vident U.S. Equity Strategy ETF	0.50%
Vident U.S. Bond Strategy ETF	0.41%
U.S. Diversified Real Estate ETF	0.53%
The Frontier Economic Fund	0.20%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of April 10, 2025.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By:    /s/ Noelle-Nadia A. Filali
Name: Noelle-Nadia A. Filali
Title: Assistant Secretary VIDENT ADVISORY, LLC

By:    /s/ Amrita Nandakumar
Name: Amrita Nandakumar
Title: President